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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
Amendment No. 5
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934

Nord Anglia Education, Inc.
(Name of the Issuer)

Nord Anglia Education, Inc.
The Baring Asia Private Equity Fund VI, L.P.1
The Baring Asia Private Equity Fund VI, L.P.2
The Baring Asia Private Equity Fund VI Co-investment L.P.
Bach Aggregator L.P.
Bach Holdings Limited
Bach Manco Limited
Bach Preference Limited
Bach Holdings 2 Limited
Bach Finance Limited
Bach Acquisitions Limited
Canada Pension Plan Investment Board
(Names of Persons Filing Statement)

Ordinary Shares, par value $0.01 per share
(Title of Class of Securities)

G6583A 102
(CUSIP Number)

Nord Anglia Education, Inc.
Level 12, St. George's Building
2 Ice House Street
Central, Hong Kong
Tel: +852.3951.1100

Nord Anglia Education, Inc.
Andrew Fitzmaurice, Chief Executive Officer
Tel: +852 3951 1100
E-mail: Andrew.Fitzmaurice@nordanglia.com
Level 12, St. George's Building
2 Ice House Street
Central, Hong Kong	The Baring Asia Private Equity Fund VI, L.P.1
The Baring Asia Private Equity Fund VI, L.P.2
The Baring Asia Private Equity Fund VI Co-investment L.P.
Patrick Cordes
Tel: +65 6438 1330
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

Bach Aggregator L.P.

Patrick Cordes

Tel: +65 6438 1330

c/o Walkers Corporate Limited

Cayman Corporate Centre

27 Hospital Road, George Town

Grand Cayman KY1-9008

Cayman Islands

Canada Pension Plan Investment Board

Patrice Walch-Watson, General Counsel

Tel: +1 416 868 4075

One Queen Street East, Suite 2500

Toronto, ON M5C 2W5 Canada

Bach Holdings Limited

Bach Manco Limited

Bach Preference Limited

Bach Holdings 2 Limited

Bach Finance Limited

Bach Acquisitions Limited

Patrick Cordes

Tel: +65 6438 1330

c/o Vistra (Cayman) Limited

P.O. Box 31119 Grand Pavilion

Hibiscus Way, 802 West Bay Road

Grand Cayman, KY1-1205

Cayman Islands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to
Bradley C. Faris Latham & Watkins LLP 330 North Wabash Avenue, Suite 2800 Chicago, IL 60611 Tel: +1 312 876 6514	Akiko Mikumo Weil, Gotshal & Manges LLP 29/F, Alexandra House 18 Chater Road, Central Hong Kong Tel: +852 3476 9000
Jesse Sheley Kirkland & Ellis 26th Floor, Gloucester Tower The Landmark 15 Queen's Road, Central Hong Kong Tel: +852 3761 3300	James T. Lidbury Ropes & Gray 41st Floor, One Exchange Square 8 Connaught Place, Central Hong Kong Tel: +852 3664 6488

This statement is filed in connection with (check the appropriate box):

a.
☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.
☐ The filing of a registration statement under the Securities Act of 1933.

c.
☐ A tender offer

d.
☒ None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$1,199,840,160.50	$139,061.47
*
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b) under the Securities Exchange Act. The filing fee is calculated based on the sum of (a) the proposed cash payment of US$32.50 per ordinary share for 34,590,974 outstanding ordinary shares of the issuer subject to the transaction (which equals the total outstanding ordinary shares less the ordinary shares to be cancelled without consideration (including the ordinary shares held by Premier Education Holdings Ltd)) plus (b) the product of options to purchase 2,297,700 ordinary shares and US$11.84 (which is the difference between the merger consideration of US$32.50 per ordinary share and the weighted average exercise price of US$20.66 per ordinary share) plus (c) the product of 1,490,115 restricted share units and US$32.50 ((a), (b) and (c) together, the "Transaction Valuation").

**
The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #2 for Fiscal Year 2017, was calculated by multiplying the Transaction Valuation by 0.0001159.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

		Page
Item 15	Additional Information	1
Item 16	Exhibits	3

INTRODUCTION

                This Amendment No. 5 (this "Final Amendment") to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this "Transaction Statement"), is being filed with the SEC pursuant to Section 13(e) of the Exchange Act jointly by the following persons (each, a "Filing Person", and collectively, the "Filing Persons"): (a) Nord Anglia Education, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Company"), the issuer of ordinary shares, par value US$0.01 per share (the "Shares"), (b) The Baring Asia Private Equity Fund VI, L.P.1, an exempted limited partnership formed under the laws of the Cayman Islands, (c) The Baring Asia Private Equity Fund VI, L.P.2, an exempted limited partnership formed under the laws of the Cayman Islands, (d) The Baring Asia Private Equity Fund VI Co-investment L.P., an exempted limited partnership formed under the laws of the Cayman Islands, (e) Bach Aggregator L.P., an exempted limited partnership formed under the laws of the Cayman Islands, (f) Bach Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, (g) Bach Manco Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, (h) Bach Preference Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, (i) Bach Holdings 2 Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, (j) Bach Finance Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Parent"), (k) Bach Acquisitions Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Merger Sub") and (l) Canada Pension Plan Investment Board, a crown corporation established under the Canada Pension Plan Investment Board Act by the Government of Canada.

                This Transaction Statement relates to the agreement and plan of merger dated as of April 25, 2017 (the "merger agreement") among the Company, Parent and Merger Sub providing for the merger of Merger Sub with and into the Company (the "merger") in accordance with the Companies Law (2016 Revision) of the Cayman Islands (the "Cayman Islands Companies Law"), with the Company continuing as the surviving company resulting from the merger.

                This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

                All information contained in this Final Amendment concerning each Filing Person has been supplied by such Filing Person.

Item 15    Additional Information

                Item 15(c) is hereby amended and supplemented as follows:

                On August 21, 2017 at 2:00 p.m. (London, UK time), an extraordinary general meeting of the shareholders of the Company was held at Grosvenor House, A JW Marriott Hotel, 86-90 Park Lane, London W1K 7TN, United Kingdom. At the extraordinary general meeting, the shareholders of the Company voted to authorize and approve the merger agreement, the plan of merger substantially in the form attached as Annex B to the proxy statement attached as Exhibit (a)-(l) to the transaction statement on Schedule 13E-3 filed on July 14, 2017 (the "plan of merger") and the transactions contemplated by the merger agreement, including the merger.

                On September 1, 2017, the Company filed the plan of merger with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of September 1, 2017, pursuant to which the merger became effective on September 1, 2017. As a result of the merger, the Company became a subsidiary of Parent. At the effective time of the merger, the Company became beneficially owned by a consortium led by Canada Pension Plan Investment Board and funds affiliated with Baring Private Equity Asia Group, Inc.

1

                Under the terms of the merger agreement, at the effective time of the merger, the issued and outstanding Shares (other than Shares held by (i)  Premier Education Holdings Ltd ("Premier Education"), which held 69,613,389 Shares, or 66.8% of the Company's issued and outstanding Shares, or any transferee of Premier Education, (ii) Shares held by Parent, the Company or any of their subsidiaries and (iii) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters' rights under the Cayman Islands Companies Law (the "Dissenting Shares")) were cancelled and ceased to exist in exchange for the right to receive US$32.50 per Share in cash without interest and net of any applicable withholding taxes. Under the terms of a share sale and support agreement between Parent and Premier Education, Premier Education sold its Shares to Parent on the closing date for US$32.50 per Share, after which such Shares were cancelled for no consideration in the merger. Shares held by Parent, the Company or their subsidiaries were cancelled for no consideration in the merger. The Dissenting Shares were cancelled and, if they elect to continue with their dissent, former holders thereof will be entitled to receive the fair value of the Dissenting Shares held by them determined in accordance with Section 238 of the Cayman Islands Companies Law.

                In addition to the foregoing, at the effective time of the merger, all vested awards granted under the Company's 2014 Equity Incentive Award Plan (the "Share Incentive Plan"), including options to purchase Shares, were converted into a right to receive a cash payment equal to the product of the number of Shares subject to the award and US$32.50 in cash without interest (net of the exercise price for each option to purchase Shares).

                All unvested awards granted under the Share Incentive Plan, including options to purchase Shares and restricted share units, held by non-employee directors of the Company and 50% of unvested awards granted under the Share Incentive Plan held by others were treated in the same manner as the vested awards, as described above. The remaining unvested awards granted under the Share Incentive Plan were converted into awards in respect of shares in Bach Manco Limited, an indirect majority shareholder of Parent.

                As a result of the Merger, the Shares will no longer be listed on any securities exchange or quotation system, including the New York Stock Exchange ("NYSE"), and the Company will cease to be a publicly traded company. The Company has requested the NYSE to file an application on Form 25 with the SEC to remove the Shares from listing on the NYSE and withdraw registration of the ordinary shares under the Exchange Act. The deregistration will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. In addition, the Company will suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC. The Company's reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

2

Item 16    Exhibits

(a)-(1)††	Proxy Statement of the Company dated July 11, 2017
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement
(a)-(3)†	Form of Proxy Card
(a)-(4)	Press Release issued by the Company, dated April 25, 2017, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on April 25, 2017
(a)-(5)	Press Release issued by the Company, dated July 11, 2017, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on July 11, 2017
(a)-(6)	Press Release issued by the Company, dated August 21, 2017, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on August 21, 2017
(a)-(7)	Press Release issued by the Company, dated September 4, 2017, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on September 5, 2017
(b)-(1)*
First Lien Euro Commitment Letter, dated as of April 25, 2017, by and among Deutsche Bank AG, London Branch, The Hongkong and Shanghai Banking Corporation Limited, Credit Suisse AG, London Branch, Macquarie Capital (USA) Inc., Macquarie Corporate Holdings Pty Limited, Fugue Finance LLC, a Delaware limited liability company and a subsidiary of Bach Finance Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and Fugue Finance B.V., a private company with limited liability organized under the laws of the Netherlands and a subsidiary of Bach Finance Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands
(b)-(2)*
Commitment Letter, dated as of April 25, 2017, by and among Kendril Investment Pte. Ltd., Fugue Finance LLC, a Delaware limited liability company and a subsidiary of Bach Finance Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and Fugue Finance B.V., a private company with limited liability organized under the laws of the Netherlands and a subsidiary of Bach Finance Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands
(b)-(3)*
Preferred Equity Commitment Letter, dated as of April 25, 2017 by and between Bach Preference Limited, HPS Investment Partners, LLC (for and on behalf of funds and/or accounts managed and/or advised and/or controlled by it or a subsidiary or affiliate thereof), Kendril Investment Pte. Ltd. and PSCP III Holdings, LP.
(b)-(4)*	Equity Commitment Letter, dated as of April 25, 2017, by and between Bach Finance Limited and The Baring Asia Private Equity Fund VI, L.P.1
(b)-(5)*	Equity Commitment Letter, dated as of April 25, 2017, by and between Bach Finance Limited and The Baring Asia Private Equity Fund VI, L.P.2
(b)-(6)*	Equity Commitment Letter, dated as of April 25, 2017, by and between Bach Finance Limited and The Baring Asia Private Equity Fund VI Co-investment L.P.
(b)-(7)*	Equity Commitment Letter, dated as of April 25, 2017, by and between Bach Finance Limited and Canada Pension Plan Investment Board

3

(c)-(1)	Opinion of Houlihan Lokey Capital, Inc. dated April 25, 2017, incorporated herein by reference to Annex E to the proxy statement
(c)-(2)**	Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the special committee of the board of directors of the Company, dated April 25, 2017
(d)-(1)	Agreement and Plan of Merger, dated as of April 25, 2017, among the Company, Bach Finance Limited and Bach Acquisitions Limited, incorporated herein by reference to Annex A to the proxy statement
(d)-(2)*	Limited Guarantee by The Baring Asia Private Equity Fund VI, L.P.1 in favor of the Company
(d)-(3)*	Limited Guarantee by The Baring Asia Private Equity Fund VI, L.P.2 in favor of the Company
(d)-(4)*	Limited Guarantee by The Baring Asia Private Equity Fund VI Co-investment L.P. in favor of the Company
(d)-(5)*	Limited Guarantee by Canada Pension Plan Investment Board in favor of the Company
(d)-(6)*
Interim Investors Agreement, dated as of April 25, 2017, by and among The Baring Asia Private Equity Fund VI, L.P.1, The Baring Asia Private Equity Fund VI, L.P.2, The Baring Asia Private Equity Fund VI Co-investment L.P., Canada Pension Plan Investment Board, Bach Holdings Limited, Bach Finance Limited and Bach Acquisitions Limited
(d)-(7)	Share Sale and Support Agreement, dated as of April 25, 2017, by and between Bach Finance Limited and Premier Education Holdings Ltd, incorporated herein by reference to Annex D to the proxy statement
(f)-(1)	Dissenters' Rights, incorporated herein by reference to the section entitled "Dissenters' Rights" in the proxy statement
(f)-(2)	Section 238 of the Cayman Islands Companies Law (2016 Revised), incorporated herein by reference to Annex C to the proxy statement
(g)	Not applicable

*
Previously filed on June 9, 2017.

**
Previously filed on June 26, 2017.

†
Previously filed on July 11, 2017.

††
Previously filed on July 14, 2017.

4

SIGNATURES

                After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                Date: September 5, 2017

Nord Anglia Education, Inc.
By:	/s/ Andrew Fitzmaurice
	Name:	Andrew Fitzmaurice
	Title:	Chief Executive Officer

The Baring Asia Private Equity Fund VI, L.P.1
By: Baring Private Equity Asia GP VI, L.P., its general partner
By: Baring Private Equity Asia GP VI Limited, its general partner
By:	/s/ Tek Yok Hua Name: Tek Yok Hua Title: Director

The Baring Asia Private Equity Fund VI, L.P.2
By: Baring Private Equity Asia GP VI, L.P., its general partner
By: Baring Private Equity Asia GP VI Limited, its general partner
By:	/s/ Tek Yok Hua Name: Tek Yok Hua Title: Director

The Baring Asia Private Equity Fund VI Co-investment L.P.
By: Baring Private Equity Asia GP VI, L.P., its general partner
By: Baring Private Equity Asia GP VI Limited, its general partner
By:	/s/ Tek Yok Hua Name: Tek Yok Hua Title: Director

Bach Aggregator L.P.
By: Bach GP Limited, its general partner
By:	/s/ Tariq Syed Usman Name: Tariq Syed Usman Title: Director

Bach Holdings Limited
By:	/s/ Tariq Syed Usman Name: Tariq Syed Usman Title: Director

Bach Manco Limited
By:	/s/ Tariq Syed Usman Name: Tariq Syed Usman Title: Director

Bach Preference Limited
By:	/s/ Tariq Syed Usman Name: Tariq Syed Usman Title: Director

Bach Holdings 2 Limited
By:	/s/ Tariq Syed Usman Name: Tariq Syed Usman Title: Director

Bach Finance Limited
By:	/s/ Tariq Syed Usman Name: Tariq Syed Usman Title: Director

Bach Acquisitions Limited
By:	/s/ Tariq Syed Usman Name: Tariq Syed Usman Title: Director

Canada Pension Plan Investment Board
By:	/s/ Pierre Lavallée Name: Pierre Lavallée Title: Authorized Signatory

Exhibit Index

(a)-(1)††	Proxy Statement of the Company dated July 11, 2017

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement

(a)-(3)†	Form of Proxy Card

(a)-(4)	Press Release issued by the Company, dated April 25, 2017, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on April 25, 2017

(a)-(5)	Press Release issued by the Company, dated July 11, 2017, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on July 11, 2017

(a)-(6)	Press Release issued by the Company, dated August 21, 2017, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on August 21, 2017

(a)-(7)	Press Release issued by the Company, dated September 4, 2017, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on September 5, 2017

(b)-(1)*	First Lien Euro Commitment Letter, dated as of April 25, 2017, by and among Deutsche Bank AG, London Branch, The Hongkong and Shanghai Banking Corporation Limited, Credit Suisse AG, London Branch, Macquarie Capital (USA) Inc., Macquarie Corporate Holdings Pty Limited, Fugue Finance LLC, a Delaware limited liability company and a subsidiary of Bach Finance Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and Fugue Finance B.V., a private company with limited liability organized under the laws of the Netherlands and a subsidiary of Bach Finance Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands

(b)-(2)*	Commitment Letter, dated as of April 25, 2017, by and among Kendril Investment Pte. Ltd., Fugue Finance LLC, a Delaware limited liability company and a subsidiary of Bach Finance Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and Fugue Finance B.V., a private company with limited liability organized under the laws of the Netherlands and a subsidiary of Bach Finance Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands

(b)-(3)*	Preferred Equity Commitment Letter, dated as of April 25, 2017 by and between Bach Preference Limited, HPS Investment Partners, LLC (for and on behalf of funds and/or accounts managed and/or advised and/or controlled by it or a subsidiary or affiliate thereof), Kendril Investment Pte. Ltd. and PSCP III Holdings, LP.

(b)-(4)*	Equity Commitment Letter, dated as of April 25, 2017, by and between Bach Finance Limited and The Baring Asia Private Equity Fund VI, L.P.1

(b)-(5)*	Equity Commitment Letter, dated as of April 25, 2017, by and between Bach Finance Limited and The Baring Asia Private Equity Fund VI, L.P.2

(b)-(6)*	Equity Commitment Letter, dated as of April 25, 2017, by and between Bach Finance Limited and The Baring Asia Private Equity Fund VI Co-investment L.P.

(b)-(7)*	Equity Commitment Letter, dated as of April 25, 2017, by and between Bach Finance Limited and Canada Pension Plan Investment Board

(c)-(1)	Opinion of Houlihan Lokey Capital, Inc. dated April 25, 2017, incorporated herein by reference to Annex E to the proxy statement

(c)-(2)**	Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the special committee of the board of directors of the Company, dated April 25, 2017

(d)-(1)	Agreement and Plan of Merger, dated as of April 25, 2017, among the Company, Bach Finance Limited and Bach Acquisitions Limited, incorporated herein by reference to Annex A to the proxy statement

(d)-(2)*	Limited Guarantee by The Baring Asia Private Equity Fund VI, L.P.1 in favor of the Company

(d)-(3)*	Limited Guarantee by The Baring Asia Private Equity Fund VI, L.P.2 in favor of the Company

(d)-(4)*	Limited Guarantee by The Baring Asia Private Equity Fund VI Co-investment L.P. in favor of the Company

(d)-(5)*	Limited Guarantee by Canada Pension Plan Investment Board in favor of the Company

(d)-(6)*	Interim Investors Agreement, dated as of April 25, 2017, by and among The Baring Asia Private Equity Fund VI, L.P.1, The Baring Asia Private Equity Fund VI, L.P.2, The Baring Asia Private Equity Fund VI Co-investment L.P., Canada Pension Plan Investment Board, Bach Holdings Limited, Bach Finance Limited and Bach Acquisitions Limited

(d)-(7)	Share Sale and Support Agreement, dated as of April 25, 2017, by and between Bach Finance Limited and Premier Education Holdings Ltd, incorporated herein by reference to Annex D to the proxy statement

(f)-(1)	Dissenters' Rights, incorporated herein by reference to the section entitled "Dissenters' Rights" in the proxy statement

(f)-(2)	Section 238 of the Cayman Islands Companies Law (2016 Revised), incorporated herein by reference to Annex C to the proxy statement

(g)	Not applicable

*
Previously filed on June 9, 2017.

**
Previously filed on June 26, 2017.

†
Previously filed on July 11, 2017.

††
Previously filed on July 14, 2017.